Exhibit 99.1

Press Release

GasLog Ltd. Announces Election of Directors at 2013 Annual General Meeting of Shareholders

MONACO – May 14, 2013 – GasLog Ltd. (the “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced the election of eight directors at the Company’s annual general meeting of shareholders held in Monaco today.

The elected directors are Peter G. Livanos, Philip Radziwill, Bruce L. Blythe, Paul J. Collins, William M. Friedrich, Julian Metherell, Anthony S. Papadimitriou and Robert D. Somerville. Each director was elected to hold office for a term ending at the annual general meeting of shareholders in 2014 and until his successor has been duly elected and qualified.

Shareholders also approved the appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2013 and authorized the Company’s board of directors, acting through the audit and risk committee, to determine the independent auditor fee.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly-owned LNG carriers, including two ships delivered in 2010, two ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on March 28, 2013. Copies of our Annual Report, as well as subsequent filings, are available online at http://www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog, Monaco
Simon Crowe

Phone: +377 9797 5260
Email: ir@gaslogltd.com, or

Solebury Communications, NYC
Ray Posadas
Phone: +1 203-428-3231
Email: ir@gaslogltd.com